                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              CSS INDUSTRIES, INC.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                     -------------------------------------
                         (Title of Class of Securities)

                                   178666 10 3
                     -------------------------------------
                                 (CUSIP Number)

                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5224
                        -------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 20, 2004
                     -------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and two copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 12 Pages)

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 2 of 12 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Ellen B. Kurtzman
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       2,477,058 Shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       259,767 Shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       2,477,058 Shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       259,767 Shares
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,736,825 Shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [X]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          23.2%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          IN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 3 of 12 Pages
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Delv, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       750,000 Shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0 Shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       750,000 Shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0 Shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          750,000 Shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.4%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          PN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 4 of 12 Pages
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Trust FBO Ellen B. Kurtzman under the 2002 Farber Children's Trusts dated December 12, 2002
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0 Shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       750,000 Shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0 Shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       750,000 Shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          750,000 Shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.4%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          OO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 5 of 12 Pages
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Trust FBO David M. Farber under the 2002 Farber Children's Trusts dated December 12, 2002
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0 Shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       750,000 Shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0 Shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       750,000 Shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          750,000 Shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.4%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          OO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 6 of 12 Pages
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             The Jack Farber 2003 Irrevocable Trust dated December 15, 2003
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       965,151 Shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0 Shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       965,151 Shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0 Shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          965,151 Shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.2%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          OO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 7 of 12 Pages
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             The Vivian Farber 2003 Irrevocable Trust dated December 15, 2003
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       351,042 Shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0 Shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       351,042 Shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0 Shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          351,042 Shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.0%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          OO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 8 of 12 Pages
_______________________________________________________________________________


                  This Amendment No. 2 amends the Schedule 13D, and Amendment No. 1 thereto, filed by Ellen B. Kurtzman, Delv, L.P. (the "Partnership"), Trust FBO Ellen B. Kurtzman under The 2002 Farber Children's Trusts dated December 12, 2002 (the "EBK Trust"), Trust FBO David M. Farber under The 2002 Farber Children's Trusts dated December 12, 2002 (the "DMF Trust," and together with the EBK Trust, the "Children's Trusts"), The Jack Farber 2003 Irrevocable Trust dated December 15, 2003 (the "Jack Farber Trust") and The Vivian Farber 2003 Irrevocable Trust dated December 15, 2003 (the "Vivian Farber Trust") with respect to the common stock, par value $.10 per share ("Common Stock") of CSS Industries, Inc., a Delaware corporation ("CSS").

Item 5.           Interest in Securities of the Issuer

                  Ellen B. Kurtzman may be deemed to beneficially own 2,736,825 shares of Common Stock (23.2 percent of the issued and outstanding Common Stock of CSS, based upon information provided by the Company indicating that 11,772,025 shares of Common Stock were issued and outstanding on March 2, 2004. Of that amount, she has sole voting and investment power with regard to 2,477,058 shares and shared voting and investment power with regard to 259,767 shares. The shares as to which Ellen B. Kurtzman has sole voting and investment power are as follows:

         o     231,587 shares of Common Stock owned directly.

         o 179,278 shares of Common Stock held by the Farber Family Charitable Lead Annuity Trust, of which Ellen B. Kurtzman is the sole trustee.

         o 750,000 shares of Common Stock (6.4 percent of the issued and outstanding Common Stock of CSS) owned by the Partnership. Ellen
               B. Kurtzman exercises voting and investment power through Delv, Inc. (the "General Partner"), a Delaware corporation and general partner of the Partnership, which has the sole voting and investment power with regard to the shares of Common Stock owned by the Partnership. One-half of the outstanding common stock of the General Partner is held by each of the Children's Trusts, for which Ellen B. Kurtzman serves as sole trustee. As a result, the Children's Trusts may be deemed to have shared voting and investment power with regard to the 750,000 shares held by the Partnership. Ellen B. Kurtzman also is the sole director of the General Partner and serves as the President, Secretary and Treasurer of the General Partner. In that capacity, Ellen B. Kurtzman has the power to act on behalf of the General Partner to vote and dispose of shares held by the Partnership. The General Partner holds a 0.1 percent interest in the Partnership, and the remaining 99.9 percent interest in the Partnership is owned by the 2003 Farber Family Trust (the "2003 Trust"), of which Ellen
               B. Kurtzman is the sole trustee. Because the limited partners of the Partnership, in their capacity as limited partners, do not have power to vote or dispose of the shares of Common Stock held by the Partnership, the 2003 Trust is not deemed to have voting or investment power with respect to the Common Stock held by the Partnership. The 2003 Trust does not otherwise have voting or investment power with respect to any shares of Common Stock.

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 9 of 12 Pages

         o 965,151 shares (8.2 percent of the issued and outstanding stock of CSS) held by the Jack Farber Trust, of which Ellen B. Kurtzman is the sole trustee and Jack Farber is the sole beneficiary.

         o 351,042 shares held by the Vivian Farber Trust, of which Ellen B. Kurtzman is the sole trustee and Vivian Farber is the sole beneficiary.

                  In addition, Ellen B. Kurtzman shares voting and investment power with respect to the following shares of common stock:

         o 83,475 shares of Common Stock owned by trusts for the benefit of two of her children, for which she serves as co-trustee with her mother.

         o 176,292 shares of Common Stock owned by two trusts (the "Two Trusts"), one for the benefit of her son and one for the benefit of her nephew, for which she serves as co-trustee with her brother.

                  The shares referenced as being beneficially owned by Ellen B. Kurtzman do not include shares owned by the Farber Family Foundation, Inc. (the "Farber Family Foundation"). Ellen B. Kurtzman, her father, her mother and her brother are members, officers and directors of the Farber Family Foundation. As a matter of policy, the Farber Family Foundation, which is a charitable foundation, does not vote the shares of Common Stock that it owns. Ellen B. Kurtzman disclaims any beneficial ownership in the shares held by the Farber Family Foundation.

Subsequent to the filing date of Amendment No. 1 to the Schedule 13D, Ellen B. Kurtzman and the Two Trusts sold an aggregate of 142,000 shares, as follows:

       Ellen B. Kurtzman

              Date                   Number of Shares        Price Per Share
              ----                   ----------------        ---------------

       February 2, 2004                   500                    $ 29.97
       February 2, 2004                 2,000                    $ 30.00
       February 2, 2004                 1,000                    $ 30.01
       February 2, 2004                 1,000                    $ 30.02
       February 2, 2004                 1,400                    $ 30.03
       February 2, 2004                   100                    $ 30.04
       February 2, 2004                 1,000                    $ 30.05
       February 3, 2004                 1,700                    $ 30.05

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 10 of 12 Pages



              Date                   Number of Shares        Price Per Share
              ----                   ----------------        ---------------

       February 3, 2004                   200                    $ 30.06
       February 3, 2004                   200                    $ 30.07
       February 3, 2004                   100                    $ 30.09
       February 3, 2004                 3,500                    $ 30.10
       February 3, 2004                   500                    $ 30.11
       February 3, 2004                   300                    $ 30.14
       February 3, 2004                   700                    $ 30.15
       February 3, 2004                   300                    $ 30.16
       February 4, 2004                 6,000                    $ 30.00
       February 4, 2004                 6,000                    $ 30.02
       February 5, 2004                 6,500                    $ 29.95
       February 5, 2004                 1,000                    $ 29.97
       February 5, 2004                 1,000                    $ 30.00
       February 17, 2004               30,000                    $ 30.55
       February 18, 2004                3,000                    $ 30.65
       February 18, 2004                  900                    $ 30.70
       February 18, 2004                1,000                    $ 30.80
       February 18, 2004                2,000                    $ 30.82
       February 18, 2004                1,000                    $ 31.00
       February 18, 2004                  200                    $ 31.20
       February 20, 2004                6,900                    $ 29.65
       February 20, 2004                2,000                    $ 29.64
       February 20, 2004                  100                    $ 29.66
       February 20, 2004                2,000                    $ 29.69
       February 20, 2004                1,800                    $ 29.90
       February 20, 2004                  100                    $ 29.95
       February 23, 2004                7,000                    $ 29.80
       February 23, 2004                2,300                    $ 29.85
       February 24, 2004                1,000                    $ 29.80
       February 24, 2004                1,000                    $ 29.82
       February 24, 2004                1,000                    $ 29.85
       February 24, 2004                1,000                    $ 29.90
       February 24, 2004                  700                    $ 29.99
                                      --------
       Total                          100,000

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 11 of 12 Pages




       The Two Trusts

              Date                   Number of Shares        Price Per Share
              ----                   ----------------        ---------------
       February 4, 2004                 4,000                    $ 30.02
       February 4, 2004                   800                    $ 30.00
       February 5, 2004                 2,000                    $ 29.95
       February 5, 2004                 1,300                    $ 30.00
       February 6, 2004                 6,300                    $ 29.90
       February 6, 2004                 1,600                    $ 29.91
       February 6, 2004                 3,200                    $ 30.00
       February 6, 2004                   100                    $ 30.05
       February 9, 2004                 1,000                    $ 29.99
       February 9, 2004                 1,700                    $ 30.00
       February 17, 2004               20,000                    $ 30.55
                                       ------
       Total                           42,000


Except as noted in the following sentence, all of these transactions were effected in the public trading markets. The sales on February 17, 2004 were made directly to CSS pursuant to CSS's stock repurchase program, which was authorized by CSS's Board of Directors. The purchase price per share for the sales to CSS was based upon, and equal to, the purchase price per share determined in connection with a separate transaction under which an executive officer and director of CSS sold shares of CSS common stock to CSS on February 13, 2004. The purchase price per share in the sale by the executive officer and director was determined through negotiations between the executive officer and director and a Special Committee of the Board of Directors (consisting of three non-management directors). The sales to CSS on February 17, 2004 were approved by said Special Committee on February 13, 2004.

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 12 of 12 Pages




                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                               /s/ Ellen B. Kurtzman
                               ------------------------------------------------
                               Ellen B. Kurtzman


                               DELV, L.P.

                               By:   DELV, INC., its General Partner

                                     By:    /s/ Ellen B. Kurtzman
                                            -----------------------------------
                                            Ellen B. Kurtzman, President


                               TRUST FBO ELLEN B. KURTZMAN UNDER THE 2002 FARBER CHILDREN'S TRUSTS DATED DECEMBER 12, 2002

                               By:   /s/ Ellen B. Kurtzman
                                     ------------------------------------------
                                     Ellen B. Kurtzman, Trustee


                               TRUST FBO DAVID M. FARBER UNDER THE 2002 FARBER CHILDREN'S TRUSTS DATED DECEMBER 12, 2002

                               By:   /s/ Ellen B. Kurtzman
                                     ------------------------------------------
                                     Ellen B. Kurtzman, Trustee


                               THE JACK FARBER 2003 IRREVOCABLE TRUST DATED
                               DECEMBER 15, 2003

                               By:   /s/ Ellen B. Kurtzman
                                     ------------------------------------------
                                     Ellen B. Kurtzman, Trustee


                               THE VIVIAN FARBER 2003 IRREVOCABLE TRUST DATED DECEMBER 15, 2003

                               By:   /s/ Ellen B. Kurtzman
                                     ------------------------------------------
                                     Ellen B. Kurtzman, Trustee


Date:    March 11, 2004